Exhibit 99.4

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	March 31, 2025
	Income
	a) Revenue from operations	226,973	221,346	223,016	448,319	442,654	890,884
	b) Foreign exchange gains/(losses), net	558	182	(396)	740	(602)	32

I	Total income	227,531	221,528	222,620	449,059	442,052	890,916

	Expenses
	a) Purchases of stock-in-trade	1,056	545	1,034	1,601	1,698	2,967
	b) Changes in inventories of stock-in-trade	(172)	121	(152)	(51)	(154)	195
	c) Employee benefits expense	136,163	134,275	134,695	270,438	266,988	533,477
	d) Depreciation, amortization and impairment expense	6,917	6,855	8,308	13,772	15,597	29,579
	e) Sub-contracting and technical fees	26,498	25,578	24,582	52,076	49,349	100,148
	f) Facility expenses	3,519	4,198	3,937	7,717	8,070	16,067
	g) Travel	3,338	3,788	3,836	7,126	7,773	14,095
	h) Communication	891	797	1,079	1,688	2,072	3,842
	i) Legal and professional fees	2,813	1,889	3,013	4,702	5,295	11,270
	j) Software license expense for internal use	5,253	4,961	4,702	10,214	9,307	19,338
	k) Marketing and brand building	900	883	838	1,783	1,642	3,591
	l) Lifetime expected credit loss/ (write-back)	1,507	502	593	2,009	567	324
	m) (Gain)/loss on sale of property, plant and equipment, net	(464)	(66)	(820)	(530)	(843)	(606)
	n) Other expenses	1,483	1,478	(174)	2,961	1,473	5,358

II	Total expenses	189,702	185,804	185,471	375,506	368,834	739,645

III	Finance expenses	3,612	3,608	3,569	7,220	6,857	14,770
IV	Finance and other income	8,455	10,417	9,195	18,872	16,675	38,202
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	152	50	3	202	(42)	254

VI	Profit before tax [I-II-III+IV+V]	42,824	42,583	42,778	85,407	82,994	174,957

VII	Tax expense	10,200	9,218	10,512	19,418	20,362	42,777

VIII	Profit for the period [VI-VII]	32,624	33,365	32,266	65,989	62,632	132,180

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	238	(229)	323	9	381	274
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(62)	(1)	153	(63)	(166)	(3,476)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	13,355	6,583	5,115	19,938	3,716	7,331
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	—	—	13	—	13	(41)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	58	(274)	(368)	(216)	(364)	(189)
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(744)	170	(103)	(574)	(18)	146
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(1,772)	(1)	(673)	(1,773)	(455)	(745)
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	(565)	588	390	23	574	963

IX	Total other comprehensive income for the period, net of taxes	10,508	6,836	4,850	17,344	3,681	4,263

	Total comprehensive income for the period [VIII+IX]	43,132	40,201	37,116	83,333	66,313	136,443

X	Profit for the period attributable to:
	Equity holders of the Company	32,462	33,304	32,088	65,766	62,120	131,354
	Non-controlling interests	162	61	178	223	512	826

		32,624	33,365	32,266	65,989	62,632	132,180

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	42,898	40,137	36,942	83,035	65,807	135,595
	Non-controlling interests	234	64	174	298	506	848

		43,132	40,201	37,116	83,333	66,313	136,443

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,968	20,965	10,463	20,968	10,463	20,944

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						807,365

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and six months ended periods are not annualized)
	Basic (in ₹)	3.10	3.18	3.07	6.28	5.94	12.56
	Diluted (in ₹)	3.09	3.17	3.06	6.26	5.93	12.52

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2025, have been approved by the Board of Directors of the Company at its meeting held on October 16, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results for the three and six months ended September 30, 2025.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three and six months ended September 30, 2025, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the three and six months ended September 30, 2024 and year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885) and for the three and six months ended September 30, 2025, includes gain on transfer of building of ₹ (405).

4.	Other expenses are net of insurance claim received of ₹ 1,805 for the three and six months ended September 30, 2024 and year ended March 31, 2025.

5.	List of subsidiaries, associate and joint venture as at September 30, 2025 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited			U.K.	100.00%
	Wipro Technologies SRL		Romania	^
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas			U.K.	100.00%
	Capco Consulting Middle East FZE (2)		UAE	100.00%
	Designit A/S		Denmark	100.00%
		Designit Denmark A/S	Denmark	100.00%
		Designit Germany GmbH	Germany	100.00%
		Designit Oslo A/S	Norway	100.00%
		Designit Spain Digital, S.L.U	Spain	100.00%
		Designit T.L.V Ltd.	Israel	100.00%

Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company Italy Srl	Italy	100.00%
	Capco Brasil Serviços E Consultoria Ltda	Brazil	99.99%
	The Capital Markets Company BV (1)	Belgium	100.00%
PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park Technologies Limited	Saudi Arabia	100.00%
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing Services Limited		U.K.	100.00%
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of Oman	99.98%
Wipro Information Technology Netherlands BV.		Netherlands	100.00%
	Wipro Gulf LLC	Sultanate of Oman	0.02%
	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
	Wipro do Brasil Technologia Ltda (1)	Brazil	99.44%
	Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
	Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
	Wipro Portugal S.A. (1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
	Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP Z.O.O		Poland	100.00%
Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
	Wipro Technologies Nigeria Limited	Nigeria	99.84%

	Wipro Technologies SRL		Romania	100.00%
	Wipro (Thailand) Co. Limited		Thailand	99.97%
	Wipro Shanghai Limited		China	84.63%
	Wipro Technologies Nigeria Limited		Nigeria	0.16%
	Wipro Technologies Limited		Russia	0.01%
	Wipro Technologies Peru SAC		Peru	0.02%
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited (3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Cardinal US Holdings, Inc.(1)	USA	100.00%
		Edgile, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated (1)	USA	100.00%
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies, Inc.	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Digital Inc. (4)			USA	100.00%
The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^	Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.á.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.

(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

(4)	Wipro Digital Inc. has been incorporated with effect from August 04, 2025, which is 100% held by the Company.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA	100.00%
	Capco RISC Consulting LLC		USA	100.00%
	The Capital Markets Company LLC		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.	100.00%
	ITI Proficiency Ltd		Israel	100.00%
	MechWorks S.R.L.		Italy	100.00%
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V. (5)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC		USA	100.00%
		Aasonn Philippines Inc.	Philippines	100.00%
		Rizing B.V.	Netherlands	100.00%
		Rizing Consulting Ireland Limited	Ireland	100.00%
		Rizing Consulting Pty Ltd.	Australia	100.00%
		Rizing Geospatial LLC	USA	100.00%
		Rizing GmbH	Germany	100.00%
		Rizing Limited	U.K.	100.00%
		Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.)	USA	100.00%
		Rizing Pte Ltd. (5)	Singapore	100.00%
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa	100.00%
	Capco Belgium BV		Belgium	100.00%
		The Capital Markets Company s.r.o	Slovakia	15.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%
	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia	100.00%
	Wipro Shelde Australia Pty Ltd		Australia	100.00%
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland	100.00%
		Wipro Appirio UK Limited	U.K.	100.00%
	Topcoder, LLC		USA	100.00%
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland	100.00%
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil	100.00%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	96.84%
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda		Brazil	0.56%
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil	3.09%
	Wipro Technologies GmbH		Germany	85.13%
		Wipro Business Solutions GmbH (5)	Germany	100.00%
		Wipro IT Services Austria GmbH	Austria	100.00%

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany	100.00%
	Attune Italia S.R.L		Italy	100.00%
	Attune UK Ltd.		U.K.	100.00%
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand	100.00%
	Rizing Philippines Inc.		Philippines	100.00%
	Rizing SDN BHD		Malaysia	100.00%
	Rizing Solutions Pty Ltd		Australia	100.00%
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at September 30, 2025, the Company held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

6.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended September 30, 2025, June 30, 2025, September 30, 2024, six months ended September 30, 2025, September 30, 2024, and year ended March 31, 2025 are as follows:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	March 31, 2025
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	74,821	73,097	68,393	147,918	136,093	281,824
Americas 2	67,011	67,070	67,932	134,081	135,270	271,972
Europe	59,531	56,817	61,821	116,348	122,243	240,077
APMEA	25,042	23,816	23,811	48,858	47,314	94,351

Total of IT Services	226,405	220,800	221,957	447,205	440,920	888,224
IT Products	1,126	728	663	1,854	1,132	2,692

Total segment revenue	227,531	221,528	222,620	449,059	442,052	890,916

Segment result
IT Services
Americas 1	15,435	14,994	13,338	30,429	27,025	58,186
Americas 2	13,122	13,385	15,005	26,507	30,538	61,326
Europe	6,962	6,026	7,821	12,988	13,694	29,434
APMEA	3,308	2,979	3,070	6,287	5,511	12,850
Unallocated	(1,018)	750	(1,912)	(268)	(3,389)	(10,157)

Total of IT Services	37,809	38,134	37,322	75,943	73,379	151,639
IT Products	101	20	(183)	121	(230)	(173)
Reconciling Items	(81)	(2,430)	10	(2,511)	69	(195)

Total segment result	37,829	35,724	37,149	73,553	73,218	151,271

Finance expenses	(3,612)	(3,608)	(3,569)	(7,220)	(6,857)	(14,770)
Finance and other income	8,455	10,417	9,195	18,872	16,675	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	152	50	3	202	(42)	254

Profit before tax	42,824	42,583	42,778	85,407	82,994	174,957

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 558, ₹ 182, and ₹ (396) for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively, ₹ 740 and ₹ (602) for the six months ended September 30, 2025, September 30, 2024, and ₹ 32 for the year ended March 31, 2025, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ Nil, ₹ 2,469 and ₹ Nil for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively and ₹ 2,469 and ₹ Nil for the six months ended September 30, 2025 and 2024, respectively, and ₹ Nil for the year ended March 31, 2025, is included under Reconciling Items.

e)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Six months ended		Year ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024	March 31, 2025
Amortization and impairment expenses on intangible assets	1,670	1,625	2,919	3,295	4,701	7,909
Change in fair value of contingent consideration	^	48	(167)	48	(167)	(169)

^	Value is less than 0.5

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,264, ₹ 436 and ₹ 1,306 for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively and ₹ 1,700 and ₹ 2,635 for the six months ended September 30, 2025, September 30, 2024, respectively and ₹ 5,542 for the year ended March 31, 2025.

g)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (464), ₹ (66) and ₹ (820) for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively, and ₹ (530) and ₹ (843) for the six months ended September 30, 2025, September 30, 2024, respectively, and ₹ (606) for the year ended March 31, 2025.

7.

During the year ended March 31, 2025, decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 1,155 for the year ended March 31, 2025, as part of amortization and impairment.

8.

Earnings per share for the three and six months ended September 30, 2024, have been proportionately adjusted for the bonus shares issued during the year ended March 31, 2025, in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

9.

On August 21, 2025, the Company entered into a definitive agreement to acquire the Digital Transformation Solutions (DTS) business unit of HARMAN, a Samsung company, a global provider of Engineering, Research & Development (ER&D) services and Information Technology (IT) services for a total consideration including earnouts of USD 375 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded by quarter ending December 31, 2025.

10.	Audited Consolidated Balance Sheet

	As at March 31, 2025	As at September 30, 2025
ASSETS
Goodwill	325,014	339,417
Intangible assets	27,450	25,108
Property, plant and equipment	80,684	79,067
Right-of-Use assets	25,598	28,079
Financial assets
Derivative assets	^	—
Investments	26,458	42,831
Trade receivables	299	638
Other financial assets	4,664	4,821
Investments accounted for using the equity method	1,327	1,586
Deferred tax assets	2,561	3,692
Contract assets	—	1,728
Non-current tax assets	7,230	6,398
Other non-current assets	7,460	7,974

Total non-current assets	508,745	541,339

Inventories	694	740
Financial assets
Derivative assets	1,820	17
Investments	411,474	380,582
Cash and cash equivalents	121,974	130,837
Trade receivables	117,745	118,626
Unbilled receivables	64,280	74,475
Other financial assets	8,448	8,919
Contract assets	15,795	14,982
Current tax assets	6,417	8,617
Other current assets	29,128	31,541

Total current assets	777,775	769,336

TOTAL ASSETS	1,286,520	1,310,675

EQUITY
Share capital	20,944	20,968
Share premium	2,628	5,144
Retained earnings	716,477	731,071
Share-based payment reserve	6,985	6,169
Special Economic Zone Re-investment reserve	27,778	26,596
Other components of equity	53,497	70,766

Equity attributable to the equity holders of the Company	828,309	860,714
Non-controlling interests	2,138	1,906

TOTAL EQUITY	830,447	862,620

LIABILITIES
Financial liabilities
Loans and borrowings	63,954	—
Lease liabilities	22,193	25,119
Derivative liabilities	—	4
Other financial liabilities	7,793	5,503
Deferred tax liabilities	16,443	15,189
Non-current tax liabilities	42,024	41,010
Other non-current liabilities	17,119	20,031
Provisions	294	228

Total non-current liabilities	169,820	107,084

Financial liabilities
Loans, borrowings and bank overdrafts	97,863	128,507
Lease liabilities	8,025	8,011
Derivative liabilities	968	4,696
Trade payables and accrued expenses	88,252	89,171
Other financial liabilities	3,878	6,084
Contract liabilities	20,063	21,315
Current tax liabilities	34,481	47,937
Other current liabilities	31,086	33,803
Provisions	1,637	1,447

Total current liabilities	286,253	340,971

TOTAL LIABILITIES	456,073	448,055

TOTAL EQUITY AND LIABILITIES	1,286,520	1,310,675

^	Value is less than 0.5

11.	Audited Consolidated Statement of Cash flows

	Six months ended September 30,
	2024	2025
Cash flows from operating activities
Profit for the period	62,632	65,989
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(843)	(530)
Depreciation, amortization and impairment expense	15,597	13,772
Unrealized exchange (gain)/loss, net	279	2,587
Share-based compensation expense	2,640	1,700
Share of net (profit)/loss of associate and joint venture accounted for using equity method	42	(202)
Income tax expense	20,362	19,418
Finance and other income, net of finance expenses	(9,818)	(11,652)
Change in fair value of contingent consideration	(167)	48
Lifetime expected credit loss/(write-back)	567	2,009
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	6,008	(408)
(Increase)/Decrease in unbilled receivables and contract assets	(4,034)	(9,979)
(Increase)/Decrease in Inventories	(145)	(40)
(Increase)/Decrease in other financial assets and other assets	1,103	456
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	(4,216)	1,157
Increase/(Decrease) in contract liabilities	724	920

Cash generated from operating activities before taxes	90,731	85,245
Income taxes paid, net	(8,083)	(10,254)

Net cash generated from operating activities	82,648	74,991

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(5,017)	(6,114)
Proceeds from disposal of property, plant and equipment	1,459	678
Payment for purchase of investments	(423,829)	(438,513)
Proceeds from sale of investments	323,786	456,635
Repayment of security deposit for property, plant and equipment	(300)	—
Interest received	13,981	15,366
Dividend received	1	2

Net cash generated from/(used in) investing activities	(89,919)	28,054

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	13	24
Repayment of loans and borrowings	(66,333)	(154,690)
Proceeds from loans and borrowings	89,835	118,303
Payment of lease liabilities	(5,054)	(5,616)
Payment for contingent consideration	—	(316)
Payment of deferred consideration on business combination	—	(216)
Interest and finance expenses paid	(4,177)	(3,170)
Payment of dividend	—	(52,354)
Payment of dividend to Non-controlling interest holders	—	(569)

Net cash generated from/(used) in financing activities	14,284	(98,604)

Net increase in cash and cash equivalents during the period	7,013	4,441
Effect of exchange rate changes on cash and cash equivalents	591	4,422
Cash and cash equivalents at the beginning of the period	96,951	121,974

Cash and cash equivalents at the end of the period	104,555	130,837

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: October 16, 2025	Rishad A. Premji Chairman